Signet Group plc
                                  Zenith House
                                    The Hyde
                                     London
                                     NW9 6EW

                                  May 13, 2005







By EDGAR

Mr. Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      Signet Group plc
                  Form 20-F for the year ended January 29, 2005
                  Filed May 3, 2005

Dear Mr. Moran,

Thank you for your letter dated May 9, 2005, setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") on the annual report on Form 20-F for the year ended January 29, 2005 of Signet Group plc (the "Company").

Please find attached the Company's responses to the comments raised in your letter. To facilitate the Staff's review, the captions and numbered comments from the Staff's comment letter have been reproduced. The Company's response follows each comment.

NOTE 31, SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING
-------------------------------------------------------------------------------
PRINCIPLES, PAGE 103
--------------------
GOODWILL, PAGE 103
------------------


1. YOU STATE THAT YOU PERFORM ANNUAL IMPAIRMENT REVIEWS ON GOODWILL UNDER US GAAP BY COMPARING THE CARRYING AMOUNT OF GOODWILL TO ITS FAIR VALUE ON AN UNDISCOUNTED BASIS. PLEASE CLARIFY FOR US HOW YOUR US GAAP GOODWILL IMPAIRMENT POLICY COMPLIES WITH PARAGRAPHS 18-31 OF SFAS NO. 142, WHICH REQUIRE THAT GOODWILL BE TESTED FOR IMPAIRMENT AT THE REPORTING UNIT LEVEL USING A TWO-STEP TEST. IN PARTICULAR, WE DO NOT UNDERSTAND HOW THE USE UNDISCOUNTED CASH FLOWS IS CONSISTENT WITH THE OBJECTIVE OF MEASURING FAIR VALUE, AS DISCUSSED IN PARAGRAPH 24 OF SFAS NO. 142. IF YOUR ACCOUNTING COMPLIES WITH THESE PARAGRAPHS, PLEASE REVISE YOUR DISCLOSURES IN FUTURE FILINGS TO CLARIFY HOW YOU COMPLY WITH THE IMPAIRMENT TEST REQUIRED BY SFAS NO. 142. IF NOT, PLEASE QUANTIFY FOR US THE EFFECT ON YOUR US GAAP NET INCOME AND SHAREHOLDERS' FUNDS IF YOU HAD TESTED FOR GOODWILL IMPAIRMENT PURSUANT TO SFAS NO. 142.

The Company confirms that under US GAAP impairment reviews are performed at least annually in accordance with SFAS No. 142. Such reviews are carried out at the reporting unit level using a two-step test and discounted cash flows are used in the determination of the fair value of the reporting unit. The disclosure in future filings will be as follows:

Under US GAAP, the Company evaluates the recoverability of goodwill at least on an annual basis using a two step approach at the reporting unit level. In the first step, the fair value of the reporting unit, determined by the use of discounted cash flows, is compared to its carrying amount, including goodwill. In the case that the fair value of the reporting unit is less than the carrying amount, a second step is performed which compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair values of the identifiable assets and liabilities of that reporting unit. If the fair value of the goodwill is less than the book value, the difference is recognised as an impairment.


ACKNOWLEDGMENT
--------------

           IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:

     O THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN ITS FILINGS;

     O STAFF COMMENTS OR CHANGES IN DISCLOSURE IN RESPONSE TO STAFF COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

     O THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.


The Company notes generally that it is aware of its obligations, rights and responsibilities under the federal securities laws of the United States. The Company hereby acknowledges that:

     O the Company is responsible for the adequacy and accuracy of the disclosure in its filings

     O Staff commments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     O the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission under the federal securities laws of the United States.




ACCESS TO INFORMATION BY THE DIVISION OF ENFORCEMENT
----------------------------------------------------

IN ADDITION, PLEASE BE ADVISED THAT THE DIVISION OF ENFORCEMENT HAS ACCESS TO ALL INFORMATION YOU PROVIDE TO THE STAFF OF THE DIVISION OF CORPORATION FINANCE IN OUR REVIEW OF YOUR FILING OR IN RESPONSE TO OUR COMMENTS ON YOUR FILING.


The Company acknowledges the foregoing advise of the Staff.

Should any questions arise in connection with the filing of this response letter, please contact the undersigned at 011-44-207-399-9520 or Wayne Rapozo of Weil, Gotshal & Manges, at 011-44-207-903-1405. You may also address queries to Matthew Lewis of KPMG in London at 011-44-207-311-8984.


                                                     Sincerely,

                                                     /s/ Walker Boyd

                                                     Walker Boyd
                                                     Group Finance Director





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